================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM 11-K
                              ---------------------



================================================================================
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO


COMMISSION FILE NUMBER 1-15157

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045


================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Pactiv Hourly 401(k) Savings and Investment Plan, known prior to January 1, 2001, as the Pactiv Corporation Thrift Plan for Hourly Employees, as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Pactiv Corporation Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, and nonexempt transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
June 15, 2001

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999


                                                                        2000           1999
                                                                     -----------   ------------
ASSETS:
   Investments, at fair value-
     Corporate securities-
       Pactiv Corporation common stock                               $ 9,432,966   $  9,121,484
       Tenneco Automotive Inc. common stock                              166,815      2,058,895
       El Paso Energy common stock                                        -           1,114,229
       Newport News Shipbuilding Inc. common stock                        -             835,670
                                                                     -----------   ------------
                                                                       9,599,781     13,130,278
     Collective trust funds-
       Barclays Global Investors Equity Index Fund                     6,015,612     24,441,353
       Barclays Global Investors U.S. Debt Market Index Fund             928,989      5,255,387
                                                                     -----------   ------------
                                                                       6,944,601     29,696,740
     Registered investment companies-
       Fidelity Growth Company Fund                                   15,934,277     58,814,609
       INVESCO Total Return Fund                                       4,420,355     13,279,145
       Putnam New Opportunities Fund                                   7,439,506     20,732,997
       Templeton Foreign Fund                                          1,863,004      2,776,232
                                                                     -----------   ------------
                                                                      29,657,142     95,602,983

     Nations Cash Reserves                                            11,261,701     31,432,122
     Bankers Trust Pyramid Directed Account Cash Fund                    790,822        617,436
     Participant loans receivable                                      4,320,588      6,226,048
                                                                     -----------   ------------
                                 Total investments                    62,574,635    176,705,607

   Receivables-
     Employee contributions                                              144,775        777,011
     Employers' contributions                                            118,774      1,089,885
     Accrued interest and dividends                                       67,130        151,683
     Due from broker                                                      55,367         88,842
                                                                     -----------   ------------
                                 Total receivables                       386,046      2,107,421
                                                                     -----------   ------------
                                 Total assets                         62,960,681    178,813,028

LIABILITIES:
   Due to broker                                                         111,771        283,152
   Due to affiliated plan                                                 -             285,714
                                                                     -----------   ------------
                                 Total liabilities                       111,771        568,866
                                                                     -----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $62,848,910   $178,244,162
                                                                     ===========   ============

The accompanying notes to financial statements are an integral part of these financial statements.

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                     $178,244,162
                                                                              ------------

ADDITIONS:
 Dividends-
   Corporate securities                                                             18,589
   Registered investment companies                                               3,362,161
                                                                              ------------
                     Total dividends                                             3,380,750

 Interest                                                                          702,974
 Repayment of loan interest                                                        340,654
                                                                              ------------
                                                                                 1,043,628
 Net appreciation (depreciation) in fair value of investments-
   Corporate securities                                                          1,319,941
   Collective trust funds                                                       (1,398,010)
   Registered investment companies                                              (6,657,251)
                                                                              ------------
                     Total net depreciation in fair value of investments        (6,735,320)

 Contributions-
   Employee                                                                      7,369,992
   Employers'                                                                    4,057,149
                                                                              ------------
                                                                                11,427,141
                                                                              ------------
                     Total additions                                             9,116,199
                                                                              ------------

DEDUCTIONS:
 Withdrawals                                                                     5,887,008
 Transfers to other plans (Note 1)                                             118,624,443
                                                                              ------------
                     Total deductions                                          124,511,451
                                                                              ------------
T ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                             $ 62,848,910
                                                                              ============

The accompanying notes to financial statements are an integral part of this financial statement.

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1.  DESCRIPTION OF THE PACTIV HOURLY
    401(k) SAVINGS AND INVESTMENT PLAN:

The following description of the Pactiv Hourly 401(k) Savings and Investment Plan (the Plan), known prior to January 1, 2001, as the Pactiv Corporation Thrift Plan for Hourly Employees, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation is sponsor of the Plan. In conjunction with a series of transactions during 1999, certain employees of Tenneco Automotive Inc. and Packaging Corporation of America and their subsidiaries continued to participate in the Plan through January 31, 2000. Effective February 1, 2000, account balances of affected participants totaling $118,624,443 were transferred to plans sponsored by Tenneco Automotive Inc. and Packaging Corporation of America.

For purposes of these financial statements, "Employers" refers to Pactiv Corporation, Tenneco Automotive Inc., Packaging Corporation of America and their subsidiaries that participated in the Plan through January 31, 2000. Subsequent to January 31, 2000, "Employers" refers to Pactiv Corporation and its subsidiaries.

Eligibility and Contributions

Eligible employees, as defined in the Plan document, generally participate in the Plan the first day of the month following the completion of one year of service.

Eligible employees may make contributions (Employee Contribution Account) by payroll deduction of not less than 1 percent nor greater than 8 percent of compensation (or such percentage of compensation as may be specified in a covered group's special appendix to the Plan), as defined, with such contributions limited to $10,500 for 2000. The Employers contribute on behalf of the participants a matching contribution equal to an amount detailed in each group's special appendix.

The Pactiv Corporation matching contributions are generally invested in Pactiv Corporation common stock. Certain covered groups may direct the Pactiv Corporation matching contributions into the available investment options other than Pactiv Corporation common stock. For all other groups, the Pactiv Corporation matching contributions and the related earnings must remain in the form of Pactiv Corporation common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

Investment Options

Each participant has the right upon enrollment to select the funds in which the balance in the participant's account, excluding certain Employers' matching contributions, will be invested. During 2000, participants can invest in two collective trust funds, four registered investment companies, a money market fund and Pactiv Corporation common stock. Monies pending purchase in each of the investment options are temporarily invested in the Bankers Trust Pyramid Directed Account Cash Fund.

Shares of Newport News Shipbuilding Inc. common stock, received through a 1996 distribution, and El Paso Energy common stock, received through a 1996 merger transaction, were held in separate funds; however, participants could not direct contributions or fund transfers to these funds. Dividends earned by these funds were invested in Nations Cash Reserves. During 2000, these investments were liquidated and transferred at the participant's direction into the other investment options.

Vesting

Participants are 100 percent vested in their employee contributions made to the Plan.

The Employers' matching contributions become vested in accordance with the schedule detailed in each covered group's special appendix.

Upon attainment of age 65, or termination of employment due to death or total disability, a participant will become 100 percent vested in the Employers' matching contributions. Forfeited nonvested accounts are used to reduce future Employers' matching contributions.

Withdrawals and Participant Loans

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his account as a lump-sum distribution.

Certain participants, as specified in the covered group's special appendix, who have attained age 55 may elect an in-service withdrawal. Certain participants, as specified in the covered group's special appendix, who have not attained age 59-1/2 may elect to withdraw all or part of their account balances, reduced by the portion of their account balances attributable to salary deferral contributions.

Plan equity as of December 31, 2000 and 1999, includes amounts pending distribution to participants of $213,021 and $262,672, respectively (see Note
5).

Certain participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the last 12 months, or 50 percent of their account balances. Loan terms range from one to 4-1/2 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to The Wall Street Journal Prime Rate. Principal and interest are paid through payroll deductions.

Administration

The Plan is currently administered by the Pactiv Corporation Benefits Committee (the Committee). Bankers Trust Company serves as trustee of the Plan.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Corporate securities and registered investment companies are reported at quoted market value. Collective trust funds are valued by reference to published market data, as available, of the underlying assets. Participant loans receivable are reported at cost which approximates fair value.

Earnings

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of units held in an individual participant's account and the fair market value per unit based upon the net asset value or share price of the underlying securities at the close of business each day.

Expenses

Certain administrative expenses are currently paid by the Employers. In the event expenses are not paid by the Employers, such expenses are paid by the Plan.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2000 and 1999:

                                                      2000         1999
                                                   ----------   ----------

    Pactiv Corporation common stock                $6,523,368   $4,943,752
    Tenneco Automotive Inc. common stock               -         1,310,402
    Bankers Trust Pyramid Directed Account Cash
       Fund                                           161,968      160,384
    Employer's contributions receivable               118,774    1,089,885
    Other                                              17,090          813
                                                   ----------   ----------
                     Net assets                    $6,821,200   $7,505,236
                                                   ==========   ==========

The significant components of the change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2000, are as follows:

    Investment income-
       Interest                                                 $     7,031
       Repayment of loan interest                                   112,495
       Net appreciation in fair value of
         corporate securities                                     1,090,438
                                                                -----------
                                                                  1,209,964

    Employers' contributions                                      3,639,082
    Interfund transfers                                            (570,056)
    Withdrawals                                                    (256,222)
    Transfers to other plans                                     (4,706,804)
                                                                -----------

                     Decrease in net assets                     $  (684,036)
                                                                ===========

4.  RISKS AND UNCERTAINTIES:

The Plan provides for investment in corporate securities, collective trust funds, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5.  RECONCILIATION OF FINANCIAL
    STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2000 and 1999:


                                                                             2000            1999
                                                                          -----------    ------------
Net assets available for Plan benefits per the financial statements       $62,848,910    $178,244,162
   Less- Amounts allocated to withdrawing participants                       (213,021)       (262,671)
                                                                          -----------    ------------
Net assets available for Plan benefits per the Form 5500                  $62,635,889    $177,981,491
                                                                          ===========    ============

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2000:


Withdrawals per the financial statements                                                 $  5,887,008
   Add- Amounts allocated to withdrawing participants at December 31, 2000                    213,021
   Less- Amounts allocated to withdrawing participants at December 31, 1999                  (262,671)
                                                                                         ------------
Withdrawals per the Form 5500                                                            $  5,837,358
                                                                                         ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on March 20, 1998 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the IRC). The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.  TERMINATION OF THE PLAN:

Although Pactiv Corporation intends to continue the Plan, it reserves the right to terminate the Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan or complete discontinuance of contributions will be allocated among all of the participants' accounts pro rata on the basis of their respective account balances at the date of termination.

8.  NONEXEMPT TRANSACTIONS:

For the year ended December 31, 2000, certain Plan contributions were not remitted to the trust within the time frame as specified by Department of Labor Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Employers.

9.  PARTY IN INTEREST:

The Plan invests in shares of the Bankers Trust Pyramid Directed Account Cash Fund, which is managed by Bankers Trust Company. Bankers Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, these transactions quality as party-in-interest transactions.

10.  SUBSEQUENT EVENTS (UNAUDITED):

In December 2000, Pactiv Corporation entered into agreements to sell its packaging polyethylene business and its interest in Sentinel Polyolefins LLC, a protective packaging joint venture. These transactions closed in January 2001.

Effective January 1, 2001, the Plan was amended and restated. Pursuant to the amendment and restatement, the following Plan provisions changed: (a) employees are allowed to enter the Plan on the first day of the month following the completion of one month of service, as specified in the covered group's special appendix, and (b) eligible employees may make contributions by payroll deduction of not less than 1 percent nor greater than 16 percent of their base salaries, as specified in the covered group's special appendix.

Effective July 2, 2001, the Plan will terminate its trustee agreement with Bankers Trust Company and enter into a new trust agreement with Fidelity Management Trust Company. Pursuant to the change in trustee, participants will have the ability to direct their investments into Pactiv Corporation common stock and 10 registered investment companies.

Effective July 2, 2001, the Plan's record-keeping function will transition to Fidelity Investment Institutional Operating Company, Inc.

                                                                      SCHEDULE I


                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000

                                                                                     Shares or                     Current
   Identity of Issue                  Description of Asset                           Face Value        Cost          Value
---------------------------------   ---------------------------------------------   -----------    -----------   ------------
Pactiv Corporation*                 Pactiv Corporation common stock                     762,260    $11,804,485   $ 9,432,966
Tenneco Automotive Inc.             Tenneco Automotive Inc. common stock                 55,605        (a)           166,815
Barclays Global Investors           Barclays Global Investors Equity Index Fund         162,804        (a)         6,015,612
Barclays Global Investors           Barclays Global Investors U.S. Debt
                                      Market Index Fund                                  59,665        (a)           928,989
Fidelity Investments
  Institutional Services Co.        Fidelity Growth Company Fund                        223,075        (a)        15,934,277
INVESCO Funds Group, Inc.           INVESCO Total Return Fund                           167,248        (a)         4,420,355
Putnam Management Company           Putnam New Opportunities Fund                       126,911        (a)         7,439,506
Franklin Templeton                  Templeton Foreign Fund                              180,174        (a)         1,863,004
Bank of America, N.A.               Nations Cash Reserves                            11,261,701        (a)        11,261,701
Bankers Trust Company*              Bankers Trust Pyramid Directed
                                      Account Cash Fund                                 790,822        790,822       790,822
Pactiv Hourly 401(k) Savings        Participant loans receivable  (interest
  and Investment Plan*                (rates ranging from 7.0% to 9.5%)             $ 4,320,588        (a)         4,320,588
                                                                                                                 -----------
                                         Total assets (held at end of year)                                      $62,574,635
                                                                                                                 ===========

*Indicated party in interest.
(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN


                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                     Relationship to Plan,
Identity of Party      Employer or Other                Description of Transactions,            Amount
Involved               Party in Interest                   Including Maturity Date              Loaned
-----------------    ---------------------   ------------------------------------------------  --------
The Employers        Employer                Lending of monies from the Plan to the
                                               Employers (contributions not timely remitted
                                               to the Plan) as follows-
                                                 Deemed loan dated December 21, 1999,
                                                   maturity of January 19, 2000                $110,572
                                                 Deemed loan dated January 25, 2000,
                                                   maturity of January 27, 2000                 115,274

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pactiv Corporation Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.


                                  PACTIV HOURLY 401(k)
                                  SAVINGS AND INVESTMENT PLAN



Date: June 28, 2001               /s/ Henry M. Wells, III
                                  -----------------------------------------
                                              Henry M. Wells, III
                                   Vice President and Chief Human Resources
                                   Officer and Member of Pactiv Corporation
                                              Benefits Committee

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                     DESCRIPTION
------                     -----------
23.1             Consent of Independent Public Accountants